

December 6, 2011

Via E-mail
Daniel N. Bass
Chief Financial Officer
Fortress Investment Group LLC
1345 Avenue of the Americas
New York, New York 10105

> **Re: Fortress Investment Group LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2011,**
> **June 30, 2011, and September 30, 2011**
> **Filed May 5, 2011, August 4, 2011, and November 3, 2011**
> **Form 8-K Filed November 3, 2011**
> **File No. 1-33294**

Dear Mr. Bass:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40
Results of Operations, page 48

1. Please revise your presentation of the changes in AUM to provide a comprehensive analysis of the components of the changes for each period presented by fund type in addition to the descriptions you have provided of what the components represent. In this regard, we note your statement on page 48 that changes in your AUM and level of performance are two of the three significant factors affecting your business and materially impacting your results of operations. To the extent that there were material contributions or capital commitments,

clearly disclose the sources (i.e., Fortress Fund) along with quantification of each source. To the extent that there were material distributions from a realization event, disclose the sources along with quantification of each source. To the extent that there were material redemptions, please disclose the sources, quantification of the sources and an explanation, if available. As part of this discussion and analysis, please provide readers with a meaningful understanding of the performance of each of your significant funds. For each significant fund impacting AUM, please describe the underlying types of investments and overall strategy involved in the fund. To the extent necessary to provide investors with a sufficient understanding of the performance of your funds for each period presented, please also discuss the specific underlying assets and how the inherent risks of those assets impacted the market movements. Refer to Item 303(A)(3)(i) of Regulation S-K, Instruction 1 of Item 303(A) of Regulation S-K, and Section 501.12 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have provided in your 2010 Form 10-K to address this comment.

2. We note your disclosure on page 26 that some of your funds' assets were held by Lehman Brothers at the time it declared insolvency. We further note that these assets have not yet been returned to your funds. In future filings, please disclose the value of these assets by fund as of the most recent balance sheet date and the risks to your consolidated financial statements in the event that these assets are not recovered or recovered in full. Please also clarify whether you have been collecting management fees for these assets, and if so, quantify the amounts recognized.

3. We note your disclosure that average fee paying AUM are the reference amounts that your management fees are based. As such, please disclose the average fee paying AUM at the consolidated and segment levels for each period presented.

4. We note that you did not disclose the returns for Fund V and Fund V Coinvestment, specifically, as the returns were significantly negative. Please provide us with a better understanding as to why you were unable to disclose the returns for these funds. To the extent that you continue to believe excluding the percentage from the table is appropriate in this type of situation, please include the explanation as a separate footnote from those that cannot be calculated due to timing. Please also consider including the percentage in the footnote.

5. We note that compensation and benefits is your largest expense after the accretion of the Principals' agreement. As such, please provide investors with a more comprehensive explanation for each of the components comprising this line item. For example, please provide a more comprehensive explanation for what is driving how much equity-based compensation is granted each year. For profit-sharing expense, please provide a more comprehensive view of the funds impacting the expense on a gross basis. Please also include an explanation of the percentage the employees are receiving of the corresponding incentive income, as it appears employees are receiving a greater percentage of incentive income from certain funds than from others. For discretionary bonuses, please provide investors with an understanding of the drivers behind the decision to award these bonuses for each period

presented. Finally, please ensure that you are quantifying each of the material factors impacting this line item. Please refer to your discussion and analysis included in your third quarter of fiscal year 2011 Form 10-Q. Refer to Item 303(A)(3)(i) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have provided in your 2010 Form 10-K to address this comment.

6. In future filings, please revise your discussion and analysis of your income tax (expense) benefit for each period presented to provide investors with a more comprehensive discussion of specific factors that impacted and caused significant variability in your effective tax rate. For example, your statement that there was a change in the mix of business producing income should be expanded to address the nature and underlying reasons for the change in the mix of your business producing impact. Also, ensure that you quantify the impact of each of the three primary reasons you identified. Please provide us with the disclosures you would have provided in your 2010 Form 10-K to address this comment.

Liquidity and Capital Resources, page 63

7. In future filings, please provide a discussion and analysis of your cash management strategy of using your credit agreement to finance your investments, including a quantitative analysis of the impact to your consolidated financial statements for each period presented. Please refer to your disclosure on page 2.

8. In future filings, please revise your discussion and analysis of your liquidity and capital resources to provide investors with an analysis of all three fiscal years presented. Please refer to Item 303(a) for guidance.

Consolidated Statements of Operations, page 84

9. Please tell us your basis for including expense reimbursements as revenue. As part of your explanation, please tell us the specific reference to the FASB ASC that supports your basis.

Consolidated Statements of Changes in Equity, page 85

10. In future filings, please disclose the amount of consolidated comprehensive income attributable to noncontrolling interest in accordance with ASC 810-10-50-1A(a). Please also refer to ASC 810-10-55-4K for additional guidance.

2. Summary of Significant Accounting Policies, page 91
Basis of Accounting, page 91

11. In future filings, please revise your consolidation policy to provide a more detailed explanation of the process you undertake to assess each of the funds in which you are the general partner and/or manage through a contract. Please revise your disclosure to clarify, if correct, that you first assessed each fund to determine whether the fund meets the definition

of a variable interest entity (VIE) in accordance with ASC 810-10-15-14. Please further explain the process you go through to determine whether you are the primary beneficiary, including consideration of the deferral criteria. For those funds that you determined do not meet the definition of a VIE, if any, please clarify that these funds are considered voting interest entities (VoIE) in which the rights of the limited partners are evaluated to determine whether you consolidate the fund or account for your interest under the equity method of accounting. Please refer to ASC 810-20-15-1 – 15-3, 810-20-25-1 – 25-20, and 810-20-45-1, 810-20-55-1 – 55-16 for guidance. If you have determined that all of your funds meet the definition of a VIE, please disclose this fact. Please provide us with the revised disclosures you intend to include in future filings.

4. Investments, page 104

12. In future filings, please include disclosure that provides context as to what the assets and/or liabilities are generating the realized and unrealized gains and losses, including those from affiliate investments for each period presented. Please also consider the disclosure guidance in ASC 320 and ASC 820 when evaluating disclosure that would be useful to investors in understanding what these amounts recognized in your consolidated statements of operations represent.

13. In future filings, please separately present your investments in private equity funds and your investments in the common stock of publicly traded companies. If you believe these investments to be immaterial in all respects, please disclose as such and provide us with the corresponding amounts.

14. We note that you account for your investments in the common stock of publicly traded companies under the equity method of accounting. Please tell us the factors that you considered to conclude that you exercise significant influence over each of these entities. Please refer to ASC 323-10-15-6 – 15-11 for guidance.

15. Please provide us with a reconciliation of contributions to equity method investees and distributions of capital from equity method investees reflected in your table on page 105 to the amounts reflected in the consolidated statements of cash flows.

7. Related Party Transactions and Interests in Consolidated Subsidiaries, page 115

16. In future filings, please disclose the ownership interest in the consolidated subsidiaries attributable to Fortress Operating Group held by the Principals and others for each period presented. Please also expand your disclosures to present the computation of the non-controlling interest held by the Principals and others in the consolidated subsidiaries attributable to Fortress Operating Group to allow investors to better understand the underlying reasons for changes in this line item as a percentage of loss before income taxes for each period presented. Ensure your Management's Discussion and Analysis fully discusses this line item.

17. We note the table reflecting the components of the line item, Principals' and Others' Interests in Income (Loss) of Consolidated Subsidiaries, in which you state is on a pre-tax basis. Please include disclosure in future filings that explains the reason for the pre-tax basis.

9. Earnings Per Share and Distributions, page 122

18. In future filings, please disclose your accounting policy for the circumstances when you measure dilution for each dilutive instrument using the treasury stock method or the if-converted and two-class methods given the complexity of your earnings per share and diluted earnings per share calculations. Please also provide investors with your calculations of the Principals' and others' interests in loss of Fortress Operating Group, net of assumed corporate income taxes at enacted rates, attributable to Fortress Operating Group units exchangeable into Class A shares for each period presented to allow investors to easily understand why the inclusion of these shares are anti-dilutive for fiscal years 2009 and 2008 but not for fiscal year 2010. Please provide us with the disclosures you would have provided in your 2010 Form 10-K to address this comment.

10. Commitments and Contingencies, page 126

19. In future filings, please provide additional disclosures for those Fortress Funds in which there is uncertainty about the net equity position that may result in a material amount of liability being recognized. In this regard, we note your disclosure in your fiscal year 2011 Forms 10-Q about a private equity fund that is in a negative equity position, resulting in $37.1 million liability as of September 30, 2011, which may be material to your liquidity in the event you would be required to settle this obligation. However, we did not note any forewarning disclosures for this liability. Please advise.

20. We note your statement that the ultimate liability arising from legal actions will not be material to your results of operations, liquidity, or financial position. In future filings, please provide this assessment for your legal actions on an individual and an aggregate basis. Also to the extent it is reasonably possible that you may incur a loss in excess of amounts accrued that could be material to your consolidated financial statements, please revise future filings to disclose the amount or range of reasonably possible loss. If you are unable to estimate the amount or range, please disclose that fact and provide us a detailed explanation as to why you are unable to make such an estimate. To the extent that any disputes or claims could be individually material, please revise future filings to provide investors specific disclosures for each such dispute or claim, including the nature and current status of each contingency. Please refer to ASC 450-20-50-1 – 50-8 for guidance. Please provide us with the disclosures that you intend to include in future filings.

21. We note your disclosure on page 26 that you have been named as a defendant in various litigation relating to the Zwirn portfolio. Please confirm to us that the probable and reasonably possible loss contingency for this litigation is immaterial to your consolidated financial statements. Otherwise, please explain to us why you have not provided specific

disclosures in your footnotes for this loss contingency. Please refer to ASC 450-20-50-1 – 50-5 for guidance.

14. Quarterly Financial Information (Unaudited), page 142

22. We note that you recognized a material amount of other income in the fourth quarter of fiscal year 2010 in comparison to all of the other fiscal quarters presented. In future filings, please include disclosure, here or in MD&A, for material disposals and extraordinary, unusual or infrequently occurring items recognized in the fourth quarter of either fiscal year presented, including the aggregate effect of year-end adjustments that are material to the results of the fourth quarter. Refer to Item 302(A) of Regulation S-K for guidance. Please provide us with the disclosures that you would have included in the 2010 Form 10-K in response to this comment.

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

10. Segment Reporting, page 30

23. We note that during the second quarter of fiscal year 2011 you reorganized two of your reportable segments by transferring two funds from the credit hedge funds segment to the liquid hedges funds segment. We also note that you changed the accounting method for segment investments in funds and in options. In future filings, please provide investors with an understanding as to why these changes were made. On page 127 of your 2010 Form 10-K, you note that the segments are differentiated on the varying strategies. Please clarify if these two funds' strategies were changed and why. Also, the change in accounting for the investments in funds and in options increased segment assets by 11.8%. Please provide us with the disclosures you intend to include in future filings.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40
Market Considerations, page 45

24. In future filings, please explain to investors why your board of directors decided to reinstate the $0.05 per share quarterly dividend beginning in the fourth quarter of 2011, in light of the fact that you indicate that the recent market conditions was the reason for not paying a dividend since the second quarter of 2008. In this regard, we also note your disclosure on page 108 that under your revised dividend policy you intend to make quarterly dividends to Class A shareholders based upon your annual distributable earnings. Please clarify how this policy differs from your original dividend policy.

Results of Operations, page 48
Revenues, 52

25. We note that you attribute the increases in management fees from affiliates and non-affiliates in the amount of $56.1 million for the nine-month period to a $12.1 billion increase in AUM.

You further note that $11.4 billion of the $12.1 billion increase in AUM is from the Logan Circle acquisition. On page 13 of the Form 10-Q, you note that Logan Circle generated $14.8 million of revenues, which would be offset by the revenues recognized during the nine-months ended September 31, 2010. As such, it is unclear how the explanation provided for the Logan Circle revenues, along with the $12.6 million of revenues from the Newcastle options granted, fully explain the $56.1 million increase in management fees from affiliates and non-affiliates for the nine-month period. Please advise. Please refer to Item 303(a)(3)(i) of Regulation S-K for guidance.

Liquidity and Capital Resources, page 63

26. We note that the gross deferral of management fees increased 65.2% as of September 30, 2011, since December 31, 2010. We further note that the amount advanced to the funds has also more than doubled since December 31, 2010. However, the explanation for these amounts is relatively unchanged since December 31, 2010. Considering the significance to your liquidity, please significantly revise your discussion and analysis of these amounts. Please consider disclosing the specific funds that comprise the deferred management fees and advances, including quantification of these amounts by fund. Please provide investors with a more comprehensive explanation as to why you believe the ultimate amounts will be paid. In this regard, please expand upon your statement that you expect to receive the net amount, as the NAV of the funds' exceed the amounts owed.

Form 8-K Filed November 3, 2011

27. We note your inclusion and presentation of the following non-GAAP measures in your earnings press releases for each of the quarters in fiscal year 2011:
   - Pre-tax distributable earnings (DE)
   - Pre-tax DE per dividend paying share
   - Fund management DE
   - GAAP net loss, excluding principals agreement compensation
   - Total cash and cash equivalents plus investments net of debt obligations payable per dividend paying share
   - Total segment revenues
   - Total segment expenses; and
   - Weighted Average Dividend Paying Shares and Units Outstanding.

   In future earnings press releases, please present the corresponding most comparable US GAAP measure with equal or greater prominence. Please also note that a discussion and analysis of the US GAAP measure should also be provided prior to a discussion and analysis of a non-GAAP measure. Please refer to Item 10(e)(1)(i)(a) of Regulation S-K for guidance. Please also revise the reconciliations to start with the US GAAP measure. Please include a reconciliation for total cash and cash equivalents plus investments net of debt obligations payable per dividend paying share and total segment expenses to total book value per share and total expenses, respectively. Please refer to Item 10(e)(1)(i)(b) of Regulation S-K for guidance. In addition to providing an explanation as to why you believe pre-tax DE provides investors with useful information, please provide an explanation as to the usefulness to investors of all of the other non-GAAP measures presented. Please refer to Item 10(e)(1)(i)(c) of Regulation S-K. Please also consider disclosing how your management uses each of the other non-GAAP measures, as well. Please refer to Item 10(e)(1)(i)(d) of Regulation S-K for guidance. Please also refer to Instruction 2 to Item 2.02 of Form 8-K for additional guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief